

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Via e-mail
Necdet F. Ergul
Chief Executive Officer
Microphase Corporation
587 Connecticut Avenue
Norwalk, CT 06854

> **Re:** **Microphase Corporation**
> **Registration Statement on Form 10-12G**
> **Amendment No. 2 Filed June 2, 2015**
> **File No. 000-55382**

Dear Mr. Ergul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item I. Business, page 1

1.   We note your response to prior comment 2. Please be advised that the identification of customers in your prospectus based on their size or renown is inappropriate. Please revise to remove those companies which have been identified because they are the largest and/or most well-known.

2.   We note your response to comment 3. Please revise to disclose the $350,000 fee to Dynamac. Also file a complete exhibit, as we note that Appendix A is not attached to Exhibit 10.2.

       You may contact Gary Newberry at 202-551-3761 or Jay Webb, Senior Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Daniel Morris, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                          /s/ Daniel Morris for

                                          Amanda Ravitz
                                          Assistant Director

cc: (via e-mail) Scott E. Linsky